Bolt Projects Holdings, Inc.

2261 Market Street, Suite 5447

San Francisco, CA 94114

August 28, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bolt Projects Holdings, Inc.

Registration Statement on Form S-1

File No. 333-289821

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) of Bolt Projects Holdings, Inc. We respectfully request that the Registration Statement become effective as of 5:00 p.m. Eastern Time on September 2, 2025, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Drew Capurro at (714) 755-8008.

Thank you for your assistance in this matter.

Very truly yours,

BOLT PROJECTS HOLDINGS, Inc.

By:	/s/ Paul Slattery
Paul Slattery
General Counsel and Secretary

cc:	Daniel Widmaier, Bolt Projects Holdings, Inc.
Randy Befumo, Bolt Projects Holdings, Inc.
Drew Capurro, Latham & Watkins LLP